Exhibit 99.1

VINCI PARTNERS INVESTMENTS LIMITED

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

To Be Held June 30, 2022

NOTICE IS HEREBY GIVEN that an annual general meeting of shareholders (the “AGM”) of Vinci Partners Investments Limited (the “Company”) will be held on June 30, 2022 at 10:00 a.m., Rio de Janeiro time, being 9:00 a.m., New York time. The AGM will be held at the offices of the Company located at Av. Bartolomeu Mitre, 336, Leblon, Rio de Janeiro/RJ, Brazil 22431-002.

The AGM will be held for the purpose of considering and, if thought fit, passing and approving the following resolutions:

1.	to resolve, as an ordinary resolution, that the Company’s financial statements and the auditor’s report for the fiscal year ended December 31, 2021 be approved and ratified;

2.	to resolve, as an ordinary resolution, that Guilherme Stocco Filho shall be appointed as director of the Company, following his appointment as interim director by the board of directors of the Company (the “Board”) on January 26, 2021; and

3.	to resolve, as an ordinary resolution, that Sonia Aparecida Consiglio shall be appointed as director of the Company, following her appointment as interim director by the Board on August 13, 2021.

The AGM will also serve as an opportunity for shareholders to discuss Company affairs with management.

The Board fixed the close of business on June 10, 2022, New York time (the “Record Date”) for determining the shareholders of the Company entitled to receive notice of the AGM or any adjournment thereof. The holders of record of the Class A common shares and the Class B common shares of the Company as at the close of business on the Record Date are entitled to receive notice of and attend the AGM and any adjournment thereof.

The Company’s annual report on Form 20-F for the year ended December 31, 2021 was filed with the U.S. Securities and Exchange Commission (the “Commission”) on April 20, 2022 (the “Form 20-F”). Shareholders may obtain a copy of the Form 20-F, free of charge, from the Company’s website at https://ir.vincipartners.com/, or by contacting the Company’s Investor Relations Department at Av. Bartolomeu Mitre, 336, Leblon, Rio de Janeiro, Brazil 22431-002, by email at ShareholderRelations@vincipartners.com, or by telephone at +1 (646) 559-8040. Additionally, this Notice, the Proxy Statement and the Form of Electronic Proxy Card, along with instructions on how to vote using the proxy card, will be made available on the Company’s website.

The Board recommends that shareholders of the Company vote “FOR” the resolutions at the AGM. Your vote is very important to the Company. The Board notes that the chairman of the Board, Mr. Gilberto Sayão da Silva, has disclosed that he owns 100% of the Company’s Class B common shares and intends to vote these shares “FOR” the resolutions at the AGM.

Whether or not you plan to virtually attend the AGM, please promptly complete, date, sign and return the proxy card that will be distributed to shareholders by the Company following the Record Date.

By order of the Board.

/s/ Gilberto Sayão da Silva
Name:	Gilberto Sayão da Silva
Title:	Chairman

Dated: June 13, 2022

Registered Office:
c/o Harneys Fiduciary (Cayman) Limited
P.O. Box 10240
Grand Cayman
KY1-1002
Cayman Islands